FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

28.02.2014

Santander UK plc

Board and Chief Risk Officer Changes

Santander UK plc has today announced the appointment of Keiran Foad as Chief Risk Officer with effect from 1 March 2014, following regulatory approval. José María Nus will step down as Chief Risk Officer with effect from 1 March 2014 and as Executive Director of the Company on 1 April 2014.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK plc and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.24 trillion in managed funds, 103 million customers, and 13,927 branches – more than any other international bank – and 182,958 employees at the close of 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander registered EUR 4.37 billion in attributable profit in 2013, an increase of 90% from the previous year.

Santander UK plc is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 31 December 2013, Santander UK served more than 14 million active customers with c. 20,000 employees, 1,156 branches (including agencies) and 50 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. Further information about Santander UK plc is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 SANTANDER UK PLC

Dated: 28 February 2014	By / s / Jessica Petrie
(Authorised Signatory)